Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

May 2, 2014

VIA EDGAR
William H. Thompson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rimrock Gold Corp. Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013 Filed April 11, 2014 File No. 333-149552

Dear Mr. Thompson

Rimrock Gold Corp. (“Rimrock”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 11, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note that your principal auditor makes reference in its report to the audit performed by the predecessor auditor for fiscal year ended August 31, 2012 and for the period June 5, 2003 to August 31, 2012.  We also note that effective March 6, 2014 your predecessor auditor, DNTW Toronto LLP, is no longer registered with the PCAOB.  Therefore, you may not include audit reports or consents issued by DNTW Toronto LLP in your filings with the Commission. Please amend the filing to label the financial statements for the year ended August 31, 2012 as unaudited.  In addition, you should have a firm that is registered with the PCAOB re-audit your financial statements for the fiscal year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 and amend the filing again once the financial statements are re-audited by a new registered firm.  Please tell us when you plan to amend the filing and how you intend to address the re-audit requirement.

We submit this request that the Staff waive the requirement that the Company’s prior filing of our financial statements for the year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 be audited and amended for our Form 10-K for the fiscal year ended August 31, 2013 (the “2013 Annual Report”) and for all future filings.  We request that the financial statements for the year ended December 31, 2012 be deemed and accepted as unaudited and delete any reference to our prior auditor, DNTW Toronto LLP as an independent registered public accounting firm, since DNTW Toronto LLP is no longer registered with the PCAOB, and it is impracticable and involves undue hardship to re-audit the fiscal year ended August 31, 2012 and for the period ended June 5, 2003 to August 31, 2012.

The Company submits that it shall:

(i)	Amend our 2013 Annual Report to label the financial statements for the year ended August 31, 2012 to disclose as unaudited; and

(ii)	Include the following risk factor in amended and future filings:

Recourse and recovery from our prior auditor may be limited.

The Company’s prior auditor, DNTW Toronto LLP, who previously audited our consolidated financial statements at August 31, 2012 and the cumulative period June 5, 2003 (inception) to August 31, 2012, is no longer registered with the Public Company Accounting Oversight Board, such that the consolidated financial statements at August 31, 2012 and the cumulative period June 5, 2003 (inception) to August 31, 2012 are deemed to be unaudited. Accordingly, investors are cautioned that any recourse or recovery they may have against or from such auditor arising out of our consolidated financial statements at August 31, 2012 may be limited (though any such limitation shall not have any affect upon our liability for such financial statements).

2.	Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non- reliance on previously issued financial statements.

We respectfully advises the Staff that it is not aware, and has not been notified, of any error in its financial statements and believes that an Item4.02 Form 8-K regarding non-reliance on previously issued financial statements is not required at this time.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration. Should you require any further information please contact me. Otherwise, I look forward to a favorable response to our application.

Very truly yours,

/s/ Jordan Starkman
Jordan Starkman President and Secretary